SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        For the month of: September 2001

                                     ABB Ltd
               ---------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
           -----------------------------------------------------------
                 (Translation of registrant's name into English)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                       ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                ---                      ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of:

1. A press release, dated September 18, 2001, regarding ABB's restated historical financial statements; and

2. A slide presentation posted on ABB's web site in connection with ABB's conference call on September 18, 2001.

Press Release                                                                ABB


ABB Media Relations                             ABB Investor Relations
Thomas Schmidt                                  Switzerland: Tel. +41 1 317 7266
Tel:  +41 1 317 7354                            Sweden: Tel. +46 21 32 5928
Fax: +41 1 317 7958                             USA: Tel. +1 203 750 7743
media.relations@ch.abb.com                      investor.relations@ch.abb.com

For your business editor

ABB releases historical figures, increases transparency

Zurich, Switzerland, September 18, 2001 - ABB, the global power and automation technology group, today released historical figures restated to reflect its customer-centric structure.

ABB President and CEO Jorgen Centerman said the figures, restated from 1999, clarified the size and scope of ABB's divisions, establishing a baseline for the company's financial reporting going forward.

"Restating ABB's historical financial data according to our new organization improves transparency by providing a better window on our company and the metrics we use to guide our business, and also puts our transformation in context," Centerman said.

"In addition, we are disclosing a separate balance sheet for the Financial Services division. This allows better tracking of our industrial and financial activities," Centerman added.

ABB initiated its transformation in January, creating an organization based on seven divisions. Four end-user divisions serve utilities, process industries, manufacturing and consumer industries, and the oil, gas and petrochemicals sectors. Two divisions serve ABB and external channels with power products and automation products. ABB's Financial Services division is unchanged.

ABB's will report its results according to the new divisional organization for the first time in its third-quarter announcement on October 24.

ABB (www.abb.com) is a global leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering their environmental impact. ABB has 160,000 employees in more than 100 countries.

Division overviews (unaudited)

Please refer to appendix for detailed listing of figures, all of which are presented as if the Company's new internal structure and transaction flow had been in place for all periods presented. The Consolidated Financial Statements for the first half 2001 under the previous structure were already published on July 24 and can be viewed on ABB's web site: www.abb.com/investorrelations

EBIT excluding capital gains is shown in footnotes only if the aggregate of these capital gains is material (in any case if it is more than 10% of divisional EBIT).

Utilities

US$ in millions, except       Jan-Jun       Jan-Jun         Change        Change
where indicated                  2001          2000                     in local
                                                                      currencies
________________________________________________________________________________
Orders                          3'062         3'411          -10%          -3%

Revenues                        2'551         2'662           -4%           2%

EBIT*                              86           154          -44%         -42%

EBIT Margin                      3.4%          5.8%

* EBIT excluding capital gains in the first six months of 2000: US$ 117 million

The ABB Utilities division serves electric, gas and water industries - whether state-owned or private, global or local, operating in liberalized or regulated markets - through a portfolio of capabilities, from essential products to comprehensive services and systems. The Utilities division has approximately 16,000 employees.


Process Industries

US$ in millions, except       Jan-Jun       Jan-Jun         Change        Change
where indicated                  2001          2000                     in local
                                                                      currencies

Orders                          1'900         1'997           -5%           2%

Revenues                        1'570         1'621           -3%           4%

EBIT                               71            59           20%          28%

EBIT Margin                      4.5%          3.6%

The ABB Process Industries division serves the chemical, pharmaceutical, petroleum, gas, marine, metals, minerals, mining, cement, pulp, paper and printing industries with a variety of power and automation technology products. The division has strong domain expertise and uses its automation, power, supply chain and service portfolio to create Industrial IT solutions focused on these customers. The division also has approximately 16,000 employees.

Manufacturing and Consumer Industries

US$ in millions, except       Jan-Jun       Jan-Jun         Change        Change
where indicated                  2001          2000                     in local
                                                                      currencies

Orders                          2'465         3'052           -19%        -12%

Revenues                        2'362         2'512            -6%          1%

EBIT*                              66            91           -27%        -24%

EBIT Margin                      2.8%          3.6%

* EBIT excluding capital gains in the first six months of 2000: US$ 70 million


The ABB Manufacturing and Consumer Industries division sells products, solutions and services to improve customer productivity and competitiveness in areas like automotive industries, telecom, product manufacturing, electronics, airports, parcel and cargo distribution, public and commercial buildings. It also provides air handling solutions for industrial and environmental processes. The division employs approximately 32,000 people.

Oil, Gas and Petrochemicals

US$ in millions, except       Jan-Jun       Jan-Jun         Change        Change
where indicated                  2001          2000                     in local
                                                                      currencies

Orders                          1'990         1'991            0%           3%

Revenues                        1'548         1'212           28%          34%

EBIT                               88            65           35%          41%

EBIT Margin                      5.7%          5.4%

The ABB Oil, Gas and Petrochemicals division focuses on systems, products and services for oil and gas drilling both offshore and onshore, and the development and supply of offshore production installations, refineries and petrochemical plants worldwide. The division employs approximately 13,000 people.

Power Technology Products

US$ in millions, except       Jan-Jun       Jan-Jun         Change        Change
where indicated                  2001          2000                     in local
                                                                      currencies

Orders                          2'134         2'206           -3%           2%

Revenues                        1'814         1'768            3%           9%

EBIT                              132           141           -6%          -2%

EBIT Margin                      7.3%          8.0%

The ABB Power Technology Products division covers the entire spectrum of technology for power transmission and power distribution. It includes transformers, switchgear, breakers, capacitors, cables as well as other products and technologies for high- and medium-voltage applications. All products are currently developed to fit into a common Industrial IT architecture. The increased use of Information Technology (IT), including online product configurators, enables ABB Power Technology Products to deliver within best-in-class cycle times. The division focuses on customers such as industrial, commercial, utilities and external channel partners, e.g. distributors, system integrators, contractors and OEMs (original equipment manufacturers). It has approximately 29,000 employees.

Automation Technology Products

US$ in millions, except       Jan-Jun       Jan-Jun         Change        Change
where indicated                  2001          2000                     in local
                                                                      currencies

Orders                          2'687         2'839           -5%           1%

Revenues                        2'572         2'544            1%           8%

EBIT                              219           223           -2%           5%

EBIT Margin                      8.5%          8.8%

The ABB Automation Technology Products division provides products, systems, software and services for the automation and optimization of discrete, process and batch manufacturing operations plus related business aspects. Key technologies include measurement control, instrumentation, process analysis, drives and motors, power electronics, robots, and low-voltage products; all geared toward one common industrial IT architecture for real-time automation and information solutions across the business enterprise. These technologies are sold both through third-party channels (OEM's, system integrators, distributors) and through the ABB end-user divisions. It has approximately 43,000 employees.

Financial Services

US$ in millions, except       Jan-Jun       Jan-Jun         Change        Change
where indicated                  2001          2000                     in local
                                                                      currencies

Revenues                        1'019           984            4%           9%

EBIT                              203           188            8%          17%

The ABB Financial Services division supports its internal and external customers with innovative financial solutions in structured finance, leasing, project development and ownership, financial consulting, insurance and treasury activities. The division employs approximately 1,200 people.

Important dates

October 24, 2001                    9 months 2001 results
October 29-30, 2001                 Analyst Days in Zurich
October 29                          Media Briefing in Zurich

Conference call

Details of today's conference call are as follows:

Time:        Conference call begins at    4:00 p.m. CET (Central European Time)
                                          3:00 p.m. UK time
                                          10:00 a.m. EST (Eastern Standard Time)

Dial-in:     +41 91 610 4111 (if calling from Europe)
             +1 412 858 4600 (if calling from the US)
             Please ask to be connected to the conference call

Replay:      +41 91 610 2500 access code: 143 (if calling from Europe)
             +1 412 858 1440 access code: 143 (if calling from the US)
             The replay will be available for 72 hours commencing 2 hours after the conference

Literature:  Presentation material will be available in .pdf format on September 18 at 12:00 a.m. CET on ABB's web site:
                         www.abb.com/investorrelations

Appendix

Division data (unaudited)

Presented according to the new organizational structure of ABB Ltd



                                           Orders received
                                           -----------------------------------------------------------------------------------------
                                                    2001           |                      2000                         |       1999
US $ in millions                           Jan-Jun       Jan-Mar   |  Jan-Dec      Jan-Sep      Jan-Jun      Jan-Mar   |     Jan-Dec
                                           -----------------------------------------------------------------------------------------
Utilities                                    3,062         1,700   |    6,235        4,710        3,411        1,686   |       5,981
Process Industries                           1,900         1,055   |    3,497        2,818        1,997          990   |       3,525
Manufacturing and Consumer Industries        2,465         1,337   |    5,485        4,283        3,052        1,547   |       6,046
Oil, Gas and Petrochemicals                  1,990           961   |    3,923        3,197        1,991        1,117   |       3,030
Power Technology Products                    2,134         1,105   |    4,071        3,059        2,206        1,027   |       3,841
Automation Technology Products               2,687         1,419   |    5,421        4,184        2,839        1,457   |       5,622
Financial Services                           1,019           479   |    1,966        1,318          984          453   |       1,687
Corporate / Other 1)                        -2,609        -1,270   |   -5,158       -4,076       -2,833       -1,136   |      -5,099
                                           -----------------------------------------------------------------------------------------
Total                                       12,648         6,786   |   25,440       19,493       13,647        7,141   |      24,633
                                           =========================================================================================


                                           Revenues
                                           -----------------------------------------------------------------------------------------
                                                    2001           |                      2000                         |       1999
US $ in millions                           Jan-Jun       Jan-Mar   |  Jan-Dec      Jan-Sep      Jan-Jun      Jan-Mar   |     Jan-Dec
                                           -----------------------------------------------------------------------------------------
Utilities                                    2,551         1,196   |    5,473        3,898        2,662        1,288   |       5,875
Process Industries                           1,570           775   |    3,339        2,422        1,621          794   |       3,485
Manufacturing and Consumer Industries        2,362         1,163   |    5,225        3,665        2,512        1,184   |       5,697
Oil, Gas and Petrochemicals                  1,548           769   |    2,796        1,829        1,212          529   |       3,086
Power Technology Products                    1,814           855   |    3,662        2,626        1,768          806   |       3,862
Automation Technology Products               2,572         1,276   |    5,175        3,796        2,544        1,242   |       5,550
Financial Services                           1,019           479   |    1,966        1,318          984          453   |       1,687
Corporate / Other 1)                        -2,337        -1,133   |   -4,669       -3,337       -2,235       -1,037   |      -4,886
                                           -----------------------------------------------------------------------------------------
Total                                       11,099         5,380   |   22,967       16,217       11,068        5,259   |      24,356
                                           =========================================================================================

1) Corporate/Other includes Corporate/holdings, Group Processes, New Ventures, Corporate R&D, service business not specific to other divisions and elimination of internal transactions

Division data (unaudited)

Presented according to the new organizational structure of ABB Ltd



                                           EBIT
                                           -----------------------------------------------------------------------------------------
                                                    2001           |                      2000                         |       1999
US $ in millions                           Jan-Jun       Jan-Mar   |  Jan-Dec      Jan-Sep      Jan-Jun      Jan-Mar   |     Jan-Dec
                                           -----------------------------------------------------------------------------------------
Utilities 2)                                    86            40   |      250          196          154           46   |         182
Process Industries                              71            35   |       88           75           59           30   |         123
Manufacturing and Consumer Industries 3)        66            37   |      205          137           91           40   |         147
Oil, Gas and Petrochemicals                     88            41   |      157          101           65           30   |         165
Power Technology Products 4)                   132            64   |      244          170          141           54   |         282
Automation Technology Products                 219           112   |      464          337          223          101   |         392
Financial Services                             203            84   |      349          250          188           84   |         337
Corporate / Other 1)                          -239           -79   |     -372         -228         -130          -70   |        -506
                                           -----------------------------------------------------------------------------------------
Total  5)                                      626           334   |    1,385        1,038          791          315   |       1,122
                                           =========================================================================================

1) Corporate/Other includes Corporate/holdings, Group Processes, New Ventures, Corporate R&D, service business not specific to other divisions and elimination of internal transactions

Aggregated capital gains on divisional level are shown only if they are material, in any case if they are above 10% of divisional EBIT
2) Contains material capital gains of US$ 37 million in the first 6 months of 2000, US$ 46 million in the first 9 months of 2000 and US$ 54 million for the full year 2000
3) Contains material capital gains of US$ 13 million in the first 3 months of 2000, US$ 21 million in the first 6 months of 2000, US$ 21 million in the first 9 months 2000 and US$ 41 million for the full year 2000
4)  Contains material capital gains of US$ 30 million for the full year 1999.
5) Total capital gains amounted to US$ 180 million in 1999. Total capital gains in 2000 were US$ 24 million for the first 3 months, US$ 184 million in the first 6 months, US$ 340 million in the first 9 months and US$ 447 million for the full year. In the first 3 months of 2001 total capital gains were US$ 2 million and in the first 6 months of 2001 they amounted to US$ -6 million.

Division data (unaudited)
Presented according to the new organizational structure of ABB Ltd

                                                Depreciation & amortization
                                                ------------------------------------------------------------------------
                                                               2001                      |                         2000
US $ in millions                                          Jan-Jun          Jan-Mar       |    Jan-Dec          Jan-Sep
                                                -------------------------------------------------------------------------
Utilities                                                      36               18       |         75               50
Process Industries                                             35               17       |         73               51
Manufacturing and Consumer Industries                          25               12       |         59               41
Oil, Gas and Petrochemicals                                    37               17       |         69               45
Power Technology Products                                      58               29       |        123               92
Automation Technology Products                                115               61       |        264              162
Financial Services                                             12                6       |         23               17
Corporate / Other 1)                                           66               30       |        150              117
                                                ------------------------------------------------------------------------
Total                                                         384              190       |        836              575
                                                ========================================================================


                                                Depreciation & amortization
                                               -------------------------------------------
                                                2000                        |   1999
US $ in millions                                Jan-Jun          Jan-Mar    |     Jan-Dec
                                               -------------------------------------------
Utilities                                            34               17    |          68
Process Industries                                   33               17    |          59
Manufacturing and Consumer Industries                28               14    |          66
Oil, Gas and Petrochemicals                          29               15    |          55
Power Technology Products                            62               31    |         121
Automation Technology Products                      121               53    |         279
Financial Services                                   12                7    |          17
Corporate / Other 1)                                 58               45    |         130
                                               -------------------------------------------
Total                                               377              199    |         795
                                               ===========================================


                                               Capital expenditures                                Net operating assets 2)
                                               -----------------------------------                 ------------------------------
                                                            2000             1999                          2000             1999
US $ in millions, except for employees                    Jan-Dec          Jan-Dec                       Dec 31           Dec 31
                                               -----------------------------------                 ------------------------------
Utilities                                                     26               42                         1,018              912
Process Industries                                            27               40                           839              795
Manufacturing and Consumer Industries                         33               43                           411              634
Oil, Gas and Petrochemicals                                   30               48                           893              554
Power Technology Products                                    105              162                         1,328            1,483
Automation Technology Products                               139              190                         3,215            3,388
Financial Services                                            25               47                         9,098            7,750
Corporate / Other 1)                                         100               94                        -2,170           -2,372
                                               -----------------------------------                 ------------------------------
Total                                                        485              666                        14,632           13,144
                                               ===================================                 ==============================

                                             Number of employees
                                             -----------------------------------
                                                          2001             2000
US $ in millions, except for employees                 June 30           Dec 31
                                             -----------------------------------
Utilities                                               16,273           15,826
Process Industries                                      15,862           15,997
Manufacturing and Consumer Industries                   32,058           33,449
Oil, Gas and Petrochemicals                             12,628           11,549
Power Technology Products                               28,709           27,785
Automation Technology Products                          42,693           41,332
Financial Services                                       1,209            1,125
Corporate / Other 1)                                    14,406           13,755
                                             -----------------------------------
Total                                                  163,838          160,818
                                             ===================================




1) Corporate/Other includes Corporate/holdings, Group Processes, New Ventures, Corporate R&D, service business not specific to other divisions and elimination of internal transactions

2) Net operating assets is calculated based upon total assets (excluding cash and equivalents, marketable securities, current loans receivable, taxes and deferred charges) less current liabilities (excluding borrowings, taxes, provisions and pension related liabilities)

Balance sheets of ABB Ltd Consolidated, ABB Group and Financial Services (unaudited)

In the balance sheet data appearing on this page, "ABB Ltd Consolidated" means the accounts of ABB Ltd and all its subsidiaries presented on the basis of US GAAP, with all significant intercompany balances eliminated in consolidation.The balance sheet data for "Financial Services" and "ABB Group" is reported on the same basis as management uses to evaluate segment performance which includes the following adjustments:


- "Financial Services" represents the accounts of all subsidiaries in ABB's Financial Services division, with net intercompany balances and certain capital contributions received from other ABB subsidiaries presented on a one-line basis.

- "ABB Group" represents the accounts of ABB Ltd and all its subsidiaries other than those in ABB's Financial Services division, with net intercompany balances and ABB's investment in its Financial Services division presented on a one-line basis. For the purposes of this presentation, ABB's investment in its Financial Services division is accounted for under the equity method of accounting.

                                                       -----------------------------                ----------------------------
                                                       ABB Ltd Consolidated                             ABB Group1)
US $ in millions                                       Jun 30, 2001    Dec 31, 2000                 Jun 30, 2001   Dec 31, 2000
                                                       -----------------------------                ----------------------------
Cash, cash equivalents and marketable securities            5,506             5,606                      1,368            1,285
Receivables, net                                            8,473             8,328                      6,356            6,652
Inventories, net                                            3,456             3,192                      3,456            3,192
Prepaid expenses and other                                  2,578             1,585                      1,198            1,067
                                                       -----------------------------                ----------------------------
Total current assets                                       20,013            18,711                     12,378           12,196
                                                       =============================                ============================

Financing receivables                                       4,300             3,875                        486              541
Property, plant and equipment, net                          2,975             3,243                      2,888            3,177
Goodwill and other intangible assets, net                   3,391             3,155                      3,312            3,067
Investments and other                                       2,051             1,978                      1,437            1,350
Net intercompany balances                                       -                 -                          -                -
                                                       -----------------------------                ----------------------------
Total assets                                               32,730            30,962                     20,501           20,331
                                                       =============================                ============================


Accounts payables, trade                                    3,584             3,375                      3,558            3,347
Accounts payables, other                                    2,326             2,363                      1,435            1,512
Short term borrowings                                       6,388             3,587                        336              397
Accrued liabilities and other                               6,957             6,127                      3,982            4,303
                                                       -----------------------------                ----------------------------
Total current liabilities                                  19,255            15,452                      9,311            9,559
                                                       =============================                ============================

Long term borrowings                                        4,416             3,776                        668              509
Pensions and other related benefits                         1,640             1,790                      1,634            1,783
Deferred  taxes                                             1,301             1,528                        591              694
Other liabilities                                           2,615             2,924                      2,145            2,350
Net intercompany balances                                       -                 -                      2,749               44
                                                       -----------------------------                ----------------------------
Total liabilities                                          29,227            25,470                     17,098           14,939
                                                       =============================                ============================

Minority interest                                             290               321                        190              221
Total stockholders' equity                                  3,213             5,171                      3,213            5,171
                                                       -----------------------------                ----------------------------
Total liabilities and stockholders' equity                 32,730            30,962                     20,501           20,331
                                                       =============================                ============================



                                                      ------------------------------
                                                         Financial Services
US $ in millions                                      Jun 30, 2001     Dec 31, 2000
                                                      ------------------------------
Cash, cash equivalents and marketable securities             4,138            4,321
Receivables, net                                             2,117            1,676
Inventories, net                                                 -                -
Prepaid expenses and other                                   1,380              518
                                                      ------------------------------
Total current assets                                         7,635            6,515
                                                      ==============================

Financing receivables                                        3,814            3,334
Property, plant and equipment, net                              87               66
Goodwill and other intangible assets, net                       79               88
Investments and other                                          614              628
Net intercompany balances                                    4,628            2,105
                                                      ------------------------------
Total assets                                                16,857           12,736
                                                      ==============================


Accounts payables, trade                                        26               28
Accounts payables, other                                       891              851
Short term borrowings                                        6,052            3,190
Accrued liabilities and other                                2,975            1,824
                                                      ------------------------------
Total current liabilities                                    9,944            5,893
                                                      ==============================

Long term borrowings                                         3,748            3,267
Pensions and other related benefits                              6                7
Deferred  taxes                                                710              834
Other liabilities                                              470              574
Net intercompany balances                                        -                -
                                                      ------------------------------
Total liabilities                                           14,878           10,575
                                                      ==============================

Minority interest                                              100              100
Total stockholders' equity                                   1,879            2,061
                                                      ------------------------------
Total liabilities and stockholders' equity                  16,857           12,736
                                                      ==============================

1) ABB Industrial operations/holdings with equity accounting of participation in Financial Services.

Analysts' Telephone Conference

September 18, 2001



Jorgen Centerman

ABB President and CEO

Safe Harbor Statement
--------------------------------------------------------------------------------

This presentation includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, and fluctuation in currency exchange rates. Although ABB Ltd believes that its expectations reflected in any such forward looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Increased transparency
---------------------------------------------------------------------

o        Comparable divisional figures restated from 1999

o        More detailed financial and non-financial information

         -- Separate balance sheet for Financial Services and industrial divisions

         --   Material capital gains per division

         -- At Q3: customer penetration, customer accounts, progress in Industrial IT

o        More transparency on debt

Our disclosure commitment
---------------------------------------------------------------------

Reporting level                                                             Quarterly                 Annual
Group
   Other Income:  capital gains, restructuring, income from                     X**
   equity-accounted companies and licenses
Divisions
   Orders received                                                              X
   Revenues                                                                     X
   EBIT                                                                         X
   Material capital gains*                                                      X**
   Depreciation/amortization                                                    X
   Capital expenditure                                                                                   X
   Net operating assets                                                                                  X
   No. of employees                                                             X**
Financial Services
   Separate balance sheet                                                       X**
Business Areas
   Orders received                                                                                       X**


*defined as 10% or more of EBIT                      **   New disclosure

Aim with the transformation
-----------------------------------------------------------------------



                      More business and profit per customer



                               Leaner organization

Leaner organization
-------------------------------------------------------------------------

Example: Traction Transformers Production

Major achievements

o        Throughput time from 6 months to less than 8 weeks

o        Standardization with
         4 modular basic designs covering

            --    65 different requirements

            --    >80% of the needs
                  in world market

Total cost reduction 25%

                              From 4 mixed sites to
                                1 focused factory

[Map of Europe reflecting moves from Sweden, Germany and Italy to Switzerland.]

Channel partner
--------------------------------------------------------------------------------

Example:  ABB and Bechtel

o A multi-project-acquisition agreement (MPA) for ABB's generator circuit breakers (GCB)

         -- high-tech breaker that protects generator and power transformer in a power plant

         --    agreement is non-exclusive

o Mutual benefits: price consistency, process improvement which lowers overall costs, fast delivery

o Bechtel adapted its worldwide design for power plants to generator circuit breakers

                               Under the agreement
                             Bechtel already ordered
                             approx. 45 GCB/15 MUSD

Customer penetration - first indicators
--------------------------------------------------------------------------

Reviewed 50 of our large customers

o        First 6 months overall order volume
         improved by around 150 USD



o        Penetration rate increased by more than 10%

                                       ABB

                                 A global leader
                      in power and automation technologies
                    that enable utility and industry customers
                          to improve their performance
                    while lowering their environmental impact

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ABB LTD


Date:    September 18, 2001               By:  /s/ Francois Champagne
                                             -----------------------------------
                                             Name:   Francois Champagne
                                             Title:  Group Assistant Vice
                                                     President


                                          By:  /s/ Hans Enhorning
                                             -----------------------------------
                                             Name:   Hans Enhorning
                                             Title:  Group  Vice President